Rockwell Reports Fatality at Tirisano Mine

June 17, 2011 Vancouver, BC -- Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX:RDI; JSE:RDI, OTCBB:RDIAF) regrets to report that a fatal accident occurred at its Tirisano mine project on the morning of June 17, 2011 when an employee suffered fatal injuries at a conveyor belt installation on the mine.

Rockwell is committed to the highest safety standards at each of its operations and regrets that these efforts did not prevent this incident. All operations at Tirisano were immediately halted, the Mine, Health and Safety inspectorate of the Department of Mineral Resources was notified and has been on site. A full investigation will be conducted into the accident.

"We are deeply saddened by this terrible loss and our thoughts are with the employee’s family and the local Magopa community," said James Campbell, CEO of Rockwell. "We will provide whatever support we can to help them through this very difficult time."

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724
Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond mining company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential. Rockwell is also at an advanced stage of completing the acquisition of the Tirisano property.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.